Filed Pursuant to Rule 497(a)
File No. 033-52970 Rule 482ad

# Johnson Fixed Income Fund

AS OF DECEMBER 31, 2022

JOHNSON MUTUAL FUNDS

## OBJECTIVE:

The objective of the Fixed Income Fund is a high level of income over the long term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities including government and corporate bonds.

## FEES AND EXPENSES:

The Fixed Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 0.85%* of the net assets of the Fund, calculated on a daily basis. This expense represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

## INVESTMENT ADVISER:

The investment adviser of the Fixed Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the Fixed Income Fund, represents over $3 billion of this amount.

## HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170. You should read the prospectus carefully before investing.

## PERFORMANCE:

The following are rates of return for the Fixed Income Fund as of December 31, 2022. Periods longer than one year are annualized.

| YTD | ONE YEAR | THREE YEAR | FIVE YEAR | TEN YEAR |
|---|---|---|---|---|
| -14.21% | -14.21% | -3.24% | -0.48% | 0.80% |

## INDUSTRY DIVERSIFICATION:

The following chart is the industry diversification for the Fixed Income Fund as of December 31, 2022.

PORTFOLIO SECTOR ALLOCATION


30%
20%
10%
0%
Industrial
Finance
Treasury
Utility
Mortgage Backed
Taxable Municipal
Certificate of Deposit
Finance Preferred Stock
Municipal Bonds
Government Agency
Bank Money Market

## OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Equity Income Fund
- Johnson International Fund
- Johnson Municipal Income Fund
- Johnson Opportunity Fund

*The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.*

# Johnson Opportunity Fund
AS OF DECEMBER 31, 2022



### OBJECTIVE:
The objective of the Opportunity Fund is long term capital growth. The Fund invests primarily in equity securities of small and medium-sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

### FEES AND EXPENSES:
The Opportunity Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

### INVESTMENT ADVISER:
The investment adviser of the Opportunity Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the Opportunity Fund, represents over $3 billion of this amount.

### HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund.  To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170.  You should read the prospectus carefully before investing.

### PERFORMANCE:
The following are rates of return for the Opportunity Fund as of December 31, 2022. Periods longer than one year are annualized.

| YTD | ONE YEAR | THREE YEAR | FIVE YEAR | TEN YEAR |
|---|---|---|---|---|
| -12.46% | -12.46% | 7.23% | 6.36% | 10.54% |

### INDUSTRY DIVERSIFICATION:
The following is a list of the top ten holdings for the Opportunity Fund as of December 31, 2022.

- A O Smith Corporation
- Applied Industrial Technologies Incorporated
- Avery Dennison Corporation
- Chemed Corporation
- Everest Re Group Limited
- Leidos Holdings Incorporated
- LKQ Corporation
- Nordson Corporation
- nVent Electric PLC
- Wintrust Financial Corporation

### OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:
- Johnson Municipal Income Fund
- Johnson Fixed Income Fund
- Johnson Equity Income Fund
- Johnson International Fund

# Johnson International Fund

AS OF DECEMBER 31, 2022



## OBJECTIVE:

The objective of the International Fund is to participate in economic development trends in the global economy while achieving long term capital appreciation. The Fund invests primarily in international markets through the use of American Depositary Receipts (ADRs).

## FEES AND EXPENSES:

The International Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund.  There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 1.00%* of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

## INVESTMENT ADVISER:

The investment adviser of the International Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the International Fund, represents over $3 billion of this amount.

## HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170.  You should read the prospectus carefully before investing.

## PERFORMANCE:

The following are rates of return for the International Fund as of December 31, 2022. Periods longer than one year are annualized.

| YTD | ONE YEAR | THREE YEAR | FIVE YEAR | TEN YEAR |
|---|---|---|---|---|
| -13.30% | -13.30% | 0.55% | 1.85% | 3.75% |

## INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the International Fund as of December 31, 2022.

- CGI Incorporated
- Lenovo Group Limited
- Novo Nordisk A/S
- Publicis Groupe SA
- Roche Holding AG
- Schneider Electric SE
- Shoprite Holdings ADR
- Summitomo Mitsui Financial Group Incorporated
- Tokio Marine Holdings Incorporated ADR
- Unilever PLC

## OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Fixed Income Fund
- Johnson Opportunity Income Fund
- Johnson Equity Income Fund





# Johnson Equity Income Fund

AS OF DECEMBER 31, 2022

JOHNSON MUTUAL FUNDS

## OBJECTIVE:

The objective of the Equity Income Fund is to provide above average dividend income and long term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above average dividend income and capital growth.

## FEES AND EXPENSES:

The Equity Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

## INVESTMENT ADVISER:

The investment adviser of the Equity Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the Equity Income Fund, represents over $3 billion of this amount.

## HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

## PERFORMANCE:

The following are rates of return for the Equity Income Fund as December 31, 2022. Periods longer than one year are annualized.

REFINITIV LIPPER FUND AWARDS
2021 WINNER
UNITED STATES

| YTD | ONE YEAR | THREE YEAR | FIVE YEAR | TEN YEAR |
|---|---|---|---|---|
| -9.74% | -9.74% | 8.47% | 10.73% | 11.91% |

## INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Equity Income Fund as of December 31, 2022.

- American Electric Power Company Incorporated
- Analog Devices Incorporated
- Axis Capital Holdings Limited
- Chevron Corporation
- Coca-Cola Company
- Danaher Corporation
- Microsoft Corporation
- Nordson Corporation
- Visa Incorporated
- Williams Companies Incorporated

## OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Municipal Income Fund
- Johnson Opportunity Income Fund
- Johnson International Fund
- Johnson Fixed Income Fund

*The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. To obtain the performance of the most recent month-end, please contact Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170.*

*Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund. These awards are not indicative of future performance and there is no guarantee of future investment success. Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.*



JOHNSON MUTUAL FUNDS

# Johnson Opportunity Fund

AS OF: DECEMBER 31, 2022

MORNINGSTAR™

## OVERALL MORNINGSTAR RATINGS BY CLASS

★★★★

## KEY FACTS

| | |
|---|---|
| **Ticker:** | JOPPX |
| **CUSIP:** | 479164204 |
| **Launch Date:** | 12/30/2005 |
| **Expense Ratio:** | 1.00% |

## FUND PORTFOLIO CHARACTERISTICS

**Fund Benchmark:**
Russell 2500

| | |
|---|---|
| P/E Ratio: | 23.4x |
| P/B Ratio: | 4.1x |
| P/CF Ratio: | 20.9x |
| Weighted Avg. Market Cap: | $7.7B |
| Number of Holdings: | 76 |
| Active Share: | 91.8% |

## ANNUALIZED PERFORMANCE

| | JOPPX | Benchmark |
|---|---|---|
| **1 YEAR:** | -12.46% | -18.37% |
| **3 YEAR:** | 7.23% | 5.00% |
| **5 YEAR:** | 6.36% | 5.89% |
| **10 YEAR:** | 10.54% | 10.03% |

## FUND DESCRIPTION

The Johnson Opportunity Fund is a domestic equity portfolio that seeks to consistently outperform the Russell 2500 Index over a full market cycle. The team's quality-focused investment discipline intends to reduce volatility and provide downside protection in turbulent markets. Johnson utilizes a disciplined portfolio construction framework relying on fundamental bottom-up research aided by a proprietary quantitative assessment.

## FUND HIGHLIGHTS

- Primarily market cap ranges from $400 million to $15 billion
- Diversified portfolio of 70-90 securities
- Historically lower volatility than the Russell 2500

## INVESTMENT STRATEGY

The Johnson Opportunity Fund relies on a disciplined, multi-step process designed to manage risk and generate alpha. This process combines fundamental, bottom-up research with proprietary quantitative analysis and team discussion to identify high-quality companies that exhibit a favorable combination of valuation and momentum characteristics.

### QUANTITATIVE RESEARCH

- Sector-specific score based on quality, valuation, and momentum (QVM) factors
- Quality Factor Test to identify risk management concerns and guide the fundamental research process
- Output used to screen SMID cap universe and as a continuous risk management tool

### FUNDAMENTAL RESEARCH

- Sector-specific analysts perform bottom-up research on industries and companies
- Detailed modeling, analysis, and evaluation to determine high-quality companies at attractive valuations
- Analyst recommendation to strategy team

### PORTFOLIO CONSTRUCTION

- Team discussion and debate of analyst recommendations
- Final investment decision made by Portfolio Manager
- Fundamental maintenance research conducted by sector analysts
- Continuous evaluation of risk management factors aided by quantitative analysis

## INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy focuses on quality companies over a complete market cycle. Historical evidence supports their belief that high-quality companies outperform over the long run with reduced volatility and greater downside protection in turbulent markets. The Fund's advisor seeks to improve investment results by considering both valuation and momentum. Combining valuation and momentum factors within their quality focused approach has historically resulted in greater returns, and superior risk-adjusted results over time. Finally, pairing fundamental research with their proprietary quantitative assessment leads to a stronger investment discipline for the Fund and results in a more disciplined investment process, and should lead to greater risk management and more consistent performance over time.

## CALENDAR YEAR PERFORMANCE

| | 4TH QTR 2022 | YTD | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|
| JOPPX | 9.31% | -12.46% | 30.59% | 7.84% | 28.63% | -14.16% | 16.91% | 17.90% |
| BENCHMARK | 7.43% | -18.37% | 18.18% | 19.99% | 27.77% | -10.00% | 16.81% | 17.59% |

## SECTOR WEIGHTINGS:


0%
5%
10%
15%
20%
25%
Communication Services
Cons. Disc.
Cons. Staples
Energy
Financials
Health Care
Industrials
Info. Tech.
Materials
Real Estate
Utilities
JOHNSON
RUSSELL 2500

ALL DATA IS AS OF 12/31/2022

*SOURCE: INDEX DATA SOURCED FROM FTSE RUSSELL*

## Opportunity Fund TEAM:

Brian Kute, CFA
- Principal, Director of Research & Senior Portfolio Manager
- 30 Years Industry Experience

Chris Godby, CFA
- Senior Research Analyst
- 17 Years Industry Experience
- Sectors: Technology and Communication Services

Bryan Andress, CFA
- Senior Research Analyst
- 9 Years Industry Experience
- Sector: Industrials, Materials and Utilities

## TOP 10 HOLDINGS:

| NAME | % OF PORTFOLIO |
|---|---|
| APPLIED INDUSTRIAL TECHNOLOGIES INC | 2.13% |
| NORDSON CORP | 1.92% |
| WINTRUST FINANCIAL CORP | 1.89% |
| EVEREST REINSURANCE GROUP LTD | 1.86% |
| CHEMED CORP | 1.86% |
| LKQ CORP | 1.86% |
| NVENT ELECTRIC PLC | 1.82% |
| AVERY DENNISON CORP | 1.82% |
| SMITH A O CORP | 1.80% |
| LEIDOS HOLDINGS INC | 1.80% |

**Table Source:** Model holdings are subject to change. There is no assurance that any of the securities shown still remain in the portfolio at the time you received this fact sheet. Actual holdings and percentage allocation in individual client portfolios may vary and are subject to change. The Top Ten Holdings, as well as the other data presented, are as of the period indicated, and should not be considered a recommendation to purchase, hold, or sell any particular security. It should not be assumed that any of the Top Ten Holdings were or will be profitable going forward.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on market conditions and other factors. As with any mutual fund investment, the Fund's returns may vary and you could lose money. The Fund value might decrease in response to the activities and financial prospects of an individual company. The Fund may incur greater transaction costs and realized capital gains as a result of higher turnover of securities. Common stocks tend to be more volatile than other investment choices. The Adviser's judgments about the attractiveness, value and potential appreciation of particular securities in which the Fund invests may prove to be incorrect and there is no guarantee that the Adviser's judgment or quantitative model will produce the desired results. In addition, the stocks of small sized and medium sized companies are subject to certain risks including: Possible dependence on a limited product line, limited financial resources or a limited management group. Less frequent trading and trading with smaller volume than larger stocks, which may make it difficult for the Fund to buy or sell the stocks. Greater fluctuation in value than larger, more established company stocks.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.



The Morningstar Rating™ for funds, or"star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.





JOHNSON MUTUAL FUNDS

# Johnson Enhanced Return Fund

AS OF: DECEMBER 31, 2022

MORNINGSTAR™

## OVERALL MORNINGSTAR RATINGS BY CLASS

★★

## KEY FACTS

| | |
|---|---|
| **Ticker:** | JENHX |
| **CUSIP:** | 479164881 |
| **Launch Date:** | 12/30/2005 |
| **Expense Ratio:** | 0.35% |

## FUND PORTFOLIO CHARACTERISTICS

**Fund Benchmark**
S&P 500 Index

| | |
|---|---|
| Average Credit Quality: | A+ |
| Effective Duration: | 1.92 years |
| Weighted Average Life: | 2.12 years |
| Portfolio Yield: | 4.24% |
| Portfolio Turnover: | 38.91% (12-mo.) |
| Number of Holdings | 103 |

## ANNUALIZED PERFORMANCE

| | JENHX | Benchmark |
|---|---|---|
| **1 YEAR:** | -23.56% | -18.11% |
| **3 YEAR:** | 4.90% | 7.66% |
| **5 YEAR:** | 7.73% | 9.42% |
| **10 YEAR:** | 11.72% | 12.56% |

## FUND DESCRIPTION

Johnson Enhanced Return Fund aims to outperform the S&P 500 Index with low tracking error and comparable volatility. The Fund seeks to accomplish this by providing investment exposure to the large cap equity market through the use of S&P 500 index futures, combined with alpha generating short duration investment-grade fixed income securities.

## FUND HIGHLIGHTS

- Blend of S&P 500 Futures Contracts and high quality Fixed Income
- Approximately 5% of portfolio held on margin/95% invested in high quality short duration bonds
- Proprietary quality yield approach
- Fixed Income component is 100% Investment Grade
- Diversification by Sector, Issuer and Maturity
- No derivatives, no high yield, no foreign currency exposure

## INVESTMENT STRATEGY

**Replicate the S&P 500 Index**

- Long positions in S&P 500 Index futures to match fund NAV
- Futures returns will track the index, minus an implied financing cost
- Approximately 5% of portfolio maintained on margin

**Generate Alpha with Fixed Income**

- Remaining fund assets invested in short duration investment-grade bonds
- Bond returns in excess of futures' financing cost generate alpha
- No high yield, no currency, no derivatives

## INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

## CALENDAR YEAR PERFORMANCE

| | 4TH QTR 2022 | YTD | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
|---|---|---|---|---|---|---|---|---|
| **JENHX** | 7.56% | -23.56% | 26.51% | 19.38% | 33.80% | -6.06% | 21.39% | 12.89% |
| **BENCHMARK** | 7.56% | -18.11% | 28.71% | 18.40% | 31.49% | -4.38% | 21.83% | 11.96% |

## APPROACH, COMBINATION OF ACTIVE AND INDEX MANAGEMENT

**Benefits of Active Management**

- Returns that are able to outperform the index
- Ability to adapt to changing market conditions

**Benefits of Index Management**

- Benchmark correlation
- Lower volatility, lower fees

| | ACTIVE | PASSIVE | JOHNSON ENHANCED |
|---|---|---|---|
| ALPHA | -1.08% | -0.12% | -0.84% |
| BETA | 1.01 | 1.00 | 1.04 |
| TRACKING ERROR | 5.58% | 0.04% | 1.51% |
| STANDARD DEVIATION | 15.82% | 14.77% | 15.48% |
| BATTING AVERAGE | 0.48% | 0.28% | 0.49% |
| UPSIDE CAPTURE | 98.47% | 99.71% | 100.70% |
| DOWNSIDE CAPTURE | 102.37% | 100.14% | 104.72% |
| SHARPE RATIO | 0.68 | 0.79 | 0.71 |
| INFORMATION RATIO | -0.20 | -2.24 | -0.56 |

## FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer
- 30 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager
- 25 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 15 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager
- 15 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager
- 9 Years Industry Experience

Table Source: eVestment. Trailing 10 years as of 12/31/2022. Active is defined as the median of the eVestment Large Cap Equity pooled vehicles. Passive is the median of the eVestment Passive S&P 500 Equity pooled vehicles Universe. All comparisons are net-of-fees.

Table Glossary: Alpha-excess returns generated for a given level of risk; Beta-a measure of volatility or systematic risk of a security or portfolio in comparison to the market as a whole; Tracking Error-the annualized standard deviation of excess return to the benchmark; Standard Deviation-Standard deviation of return measures the average deviations of a return series from its mean, and is often used as a measure of risk. A large standard deviation implies that there have been large swings in the return series of the manager. Measure of total risk; Upside Capture- measures the percentage of market gains captured by a manager when markets are up. Ratio over 100 indicates fund generally outperformed the benchmark during periods of positive returns for the benchmark; Downside Capture-measures the percentage of market losses endured by a manager when markets are down. Ratio of less than 100 indicates that a fund has lost less than its benchmark in periods of benchmark loss; Sharpe Ratio-a risk- adjusted measure of return which uses standard deviation to represent risk. (Average Portfolio Return - Risk Free Rate)/Standard Deviation; Information Ratio-a measure of risk-adjusted returns of a portfolio vs. a benchmark. It is the summation of the annualized excess returns divided by the annualized standard deviation of excess returns. The Information Ratio measures the consistency with which a manager beats a benchmark.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations. The Fund may be slightly under-invested or slightly over-invested compared to the underlying S&P 500 equity index, which could cause the Fund to be slightly less or more volatile than the underlying index, and the Fund's returns from the futures contracts may not mirror the underlying index.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.



The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.



JOHNSON MUTUAL FUNDS

# Johnson Core Plus Bond Fund

AS OF: DECEMBER 31, 2022

MORNINGSTAR™

## OVERALL MORNINGSTAR RATINGS BY CLASS

NOT YET RATED

## KEY FACTS

| | |
|---|---|
| **Ticker:** | JCPLX |
| **CUSIP:** | 479164782 |
| **Share Class Launch Date:** | 11/17/2021 |
| **Expense Ratio:** | 0.45% |

## FUND PORTFOLIO CHARACTERISTICS

**Fund Benchmark:**

Bloomberg US Aggregate Bond Index

| | |
|---|---|
| Average Credit Quality: | A+ |
| SEC Yield: | 4.23% |
| Effective Duration: | 6.38 years |
| Weighted Average Life: | 7.51 years |
| Portfolio Turnover: | 38.68% (12-mo.) |
| Number of Holdings | 61 |

## ANNUALIZED PERFORMANCE

| | JCPLX | Benchmark |
|---|---|---|
| **1 YEAR:** | -13.71% | -13.01% |
| **3 YEAR:** | - | - |
| **5 YEAR:** | - | - |
| **10 YEAR:** | - | - |

## FUND DESCRIPTION

Johnson Core Plus Bond Fund is a domestic fixed income portfolio that aims to maximize outperformance over the market index, with comparable volatility. The Fund's stated objective is a high level of income over the long term consistent with the preservation of capital.

## FUND HIGHLIGHTS

- Flexibility to use non-investment grade securities to enhance yield and total return
- 100% US Dollar denominated
- Proprietary Quality Yield approach

## INVESTMENT STRATEGY

- Flexibility to invest up to 40% of the Fund's net assets in securities rated below investment grade
- Yield enhancement focused on non-cyclical BB and B rated credits
- Duration between 80% and 120% of benchmark
- Diversification by sector, issuer, and maturity
- Utilize longer duration government securities as a credit hedge and for liquidity
- Treasury futures to help manage duration and yield curve structure
- Emphasis on intermediate maturity to capture roll return and "off the run" premium

## INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on high-quality, non-cyclical securities.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this, the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. Additionally, the Fund has the flexibility to invest in securities rated below Investment Grade as a way to further enhance its long-term yield and total return. Typically, the team seeks to find BB and B rated securities with meaningfully lower spread volatility than the High Yield index. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the Index. Furthermore, balancing the Fund's tilt toward corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the fund seeks to provide downside protection, it may not always be able to do so.

Unique to our industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter spread duration should lead to solid attribution from security selection

## CALENDAR YEAR PERFORMANCE

| | 4TH QTR 2022 | YTD | 2022 |
|---|---|---|---|
| JCPLX | 2.41% | -13.71% | -13.71% |
| BENCHMARK | 1.87% | -13.01% | -13.01% |

## QUALITY WEIGHTINGS:


Agency & Treasury
AAA
AA
A
B
BB
BBB
0%
10%
20%
30%
40%
50%
60%
70%

## SECTOR WEIGHTINGS:


MBS
CDs
Utility
Industrial
Treasury
Bank and Finance
Agency
Munis
0%
10%
20%
30%
40%
50%
60%
70%
JOHNSON
BLOOMBERG US AGGREGATE BOND INDEX

## FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer
- 30 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager
- 25 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 15 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager
- 15 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager
- 9 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.



The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.